Exhibit 99.1

PRESS RELEASE

TotalEnergies, Baker Hughes, Technip Energies, Azimut and
other investors to invest in Zhero Europe's Green Energy

Expansion

Paris, August 3rd, 2023 – TotalEnergies, Baker Hughes, Technip Energies, Azimut (through the fund Azimut ELTIF – Infrastructure & Real Assets ESG) and other investors have signed preliminary agreement to invest in Zhero Europe in order to develop large scale renewable energies projects in Europe and Africa spanning across renewable power generation, power interconnections and green molecules.

Zhero Europe was founded with the vision that large integrated projects, including generation from high quality wind and solar resources, and captive long-distance exports, would be the most effective way to accelerate the energy transition in high demand areas.

With this round of financing, Zhero Europe will advance the development of its project portfolio, leveraging the world class expertise of its new investors.

Paddy Padmanathan and Alessandra Pasini, respectively Chairmain and CEO of Zhero Europe commented: “We are thrilled to welcome new investors who share our ambition to accelerate the energy transition by delivering large scale bankable projects that will inspire others to follow. Green energy is already cheaper than fossil fuels in many countries and we need to accelerate project development and construction to mitigate the growing gap between climate action and climate ambition. There is no time to lose.”

Stephane Michel, President Gas, Renewables & Power at TotalEnergies said: “Zhero Europe’s bold ambition is to bring abundant, affordable and clean energy from the best producing location to the large consuming markets and notably from North Africa, to Europe. We welcome the opportunity to join forces with Zhero Europe and its other investors to support the development of those pioneering projects for the mutual benefit of Europe and Africa.”

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About Zhero

Zhero was founded by Marco Alverà, Paddy Padmanathan, Alessandra Pasini and Enrico Vitali at a time when a new generation of renewables are positioned for massive scale-up. The company is developing and will operate green energy production and infrastructure projects in the US, Europe, Middle East and Africa. Zhero is working towards a first target of bringing to FID 5GW of projects by 2026.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies TotalEnergies TotalEnergies TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).